Exhibit 12

Surmodics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Fiscal Year Ended September 30,
	March 31, 2017	2016	2015	2014	2013	2012
Earnings
Pre-tax income from continuing operations	$5,588,264	$16,947,641	$18,241,415	$18,471,862	$20,359,694	$16,305,540

Add:
Fixed charges (build up below)	1,026,238	1,607,212	40,136	38,189	19,257	19,797
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Subtract:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirement	—	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Total Earnings Available for Fixed Charges	$6,614,502	$18,554,853	$18,281,551	$18,510,051	$20,378,951	$16,325,337

Fixed charges
Interest expensed and capitalized	$—	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness (a)	992,181	1,518,851	17,822	16,337	—	—
Estimate of interest within rental expense (b)	34,057	88,361	22,314	21,852	19,257	19,797
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total Fixed Charges	$1,026,238	$1,607,212	$40,136	$38,189	$19,257	$19,797

Ratio of earnings to fixed charges (c)	6.45x	11.54x	455.49x	484.70x	1058.24x	824.65x

(a) Interest expense consists of interest on indebtedness, including accretion expense related to contingent consideration obligations.

(b) Includes that portion of rental expense that management believes is representative of the interest component.

(c) We had no preferred stock outstanding during the periods presented and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.